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                                          Filed by PRI Automation, Inc.
                                          Pursuant to Rule 425
                                          under the Securities Act
                                          of 1933 and Deemed Filed
                                          Pursuant to Rule 14a-12
                                          under the Securities
                                          Exchange Act of 1934


                                          Subject Company: PRI Automation, Inc.
                                          Commission File No.: 000-24934


Pursuant to Rule 165 under the Securities Act of 1933 and Rule 14a-12 under the Securities Exchange Act of 1934, the following communication regarding the proposed transaction between Brooks Automation, Inc. and PRI Automation, Inc. is filed:

                              SAFE HARBOR STATEMENT


The following discussion contains forward-looking statements related to the anticipated benefits, operational efficiencies and future financial results of the merger of Brooks Automation and PRI Automation. Brooks Automation and PRI Automation cannot guarantee that the merger will be completed due to the risks and uncertainties relating to their ability to secure necessary regulatory and shareholder review and approval and to satisfy the other conditions to the closing of the merger. Even if the merger is completed, the forward-looking statements involve additional known and unknown risks and uncertainties including, without limitation, risks relating to the ability of the companies to integrate in a cost effective, timely manner without material loss of employees or customers, the companies' dependence on the cyclical semiconductor industry, the companies' dependence on relatively few customers for a significant portion of its revenues, the companies' reliance on sales to OEM customers and the lengthy sales cycles of those customers, the companies' ability to continue to successfully develop and market new products and product enhancements on a timely basis, the highly competitive nature and rapid technological change that characterize the industries in which the companies compete, the risk of recently initiated securities class action litigation against PRI Automation being settled on an unfavorable basis to the combined company, and other risks and uncertainties described in the companies' reports and registration statements filed with the Securities and Exchange Commission. As a result, there can be no assurance that the combined or individual companies' future performance will not be materially different than projected. The companies also operate in an industry sector where securities' values are highly volatile and may be influenced by economic and other factors beyond the companies' control. The forward-looking statements contained herein speak only of the companies' expectations as of the date of this filing. The companies expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in the companies' expectations or any change in events, conditions or circumstances on which any such statement is based.

ABOUT PRI AUTOMATION, INC.

PRI Automation, Inc., headquartered in Billerica, Massachusetts, is a leading global supplier of advanced factory automation systems, software, and services that optimize the productivity of semiconductor and precision electronics manufacturers, as well as OEM process tool manufacturers. PRI is the only company to provide a tightly integrated and flexible hardware and software solution that optimizes the flow of products, data, materials and resources throughout the production chain. PRI has thousands of systems installed at approximately one hundred locations throughout the world. For more information visit PRI online at www.pria.com.

ADDITIONAL INFORMATION AND WHERE TO FIND IT:

Brooks will file a Registration Statement on SEC Form S-4 and Brooks and PRI will file a Joint Proxy Statement/Prospectus with the SEC in connection with the merger, and Brooks and PRI will mail a Joint Proxy Statement/Prospectus to the stockholders of Brooks and PRI containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they become available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Brooks, PRI, the merger, the persons soliciting the proxies relating to the merger, their interests in the transaction and related matters. Investors and security holders will be able to obtain free copies of


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these documents through the website maintained by the SEC at http://www.sec.gov or at one of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Free copies of these documents may also be obtained by contacting each of the companies' Investor Relations Departments as follows:

for Brooks:                                 for PRI:
Mark Chung                                  Michelle Goodall Faulkner
Director of Investor Relations              Director of Corporate Communications
978-262-2459                                978-670-4270 ext. 3161
mark.chung@brooks.com                       mfaulkner@pria.com.

Brooks, PRI and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of PRI and Brooks with respect to the transaction contemplated by the merger agreement. The joint proxy statement-prospectus will contain important information about the persons soliciting the proxies relating to the merger and their interests in the transaction. Information regarding PRI's officers and directors is included in PRI's definitive proxy statement for its 2001 Annual Meeting of Shareholders filed with the SEC on February 20, 2001. Information regarding Brooks's officers and directors is included in Brooks' definitive proxy statement for its 2001 Annual Meeting of Stockholders filed with the SEC on January 24, 2001. Free copies of these documents may also be obtained from the SEC's website or from each of the companies' Investor Relations Departments, as described above.

                                      * * *


OPERATOR: Good day, ladies and gentlemen, and welcome to the PRI Automation fourth quarter 2001 teleconference. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session, and instructions will follow at that time. As a reminder, this conference call is being recorded. I would now like to introduce your host for today's conference, Mr. Mitch Tyson, President and Chief Executive Officer. Mr. Tyson, you may begin.

MITCHELL TYSON, PRESIDENT, CEO, PRI AUTOMATION: Thanks, Operator, and good afternoon. Thanks for joining us for PRI Automation's Q4 and fiscal 2001 teleconference. I'm Mitch Tyson, President and CEO. And I'm here with Cos Trapani, Chief Financial Officer for PRI. Our lawyers have allowed me to skip the Safe Harbor reading, instead asking me to refer you to the description in our earnings press release distributed this morning. The factors are there that may affect forward-looking statements that we may make on this call.

The financials for this teleconference are going to be a bit longer than usual because this is the first quarter that PRI is reporting under Staff Accounting Bulletin 101, affectionately known as SAB 101. In a nutshell, SAB 101 requires certain types of companies, including PRI, to recognize revenue on a customer's final acceptance of goods rather than when the products ship. Our press release includes a table that highlights the impact of SAB 101, what it had on revenues and net income for the past four quarters. For purposes of this discussion, we're going to use the term "pro forma" to describe financials that are comparable to what we've previously reported in earnings announcements and that do not reflect the impact of SAB 101 or the impact of special charges that we took in the fourth quarter.

Regarding the numbers, on a pro forma basis PRI's revenue for the fourth quarter of fiscal 2001 was $59.2 million and our pro forma net loss per share for Q4 was 42 cents, in line with the guidance we said back in July. For the year, the pro forma revenue is $320.4 million, and pro forma net loss per share was $1.32.

A few words on the state of the market. And I'm not going to depress everybody by rehashing the disappointing market conditions that PRI and the rest of the industry have experienced over the past three quarters. I will tell you that we do believe that the market may be bottoming out. We did see low bookings in Q4, around $25 million of gross bookings. Yes, we did see cancellations and push outs, particularly in the last few weeks of the fourth quarter after September 11th. Clearly, this full-scale transition to 300mm has been delayed, but we're finding that semiconductor manufacturers are proceeding with evaluations so that they're not caught off guard when the eventual upturn does come. And, of course, we're working closely with those companies to help them plan their transition. And I'll talk more about that.


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


Even in the face of the downturn, PRI is picking up projects here and there, including Q4 200 millimeter expansions, some lithography management, follow-on orders for integrated front ends, and a new MES software customer. We're continuing to execute on our three pronged strategy for the downturn, to complete the development of next generation products that offer higher performance for customers and higher margins for PRI, to prepare the company's manufacturing operations for high volume production, and to continue with cost reductions programs, including headcount reductions, salary reductions, furloughs and overall cost management. Our goal, of course, is to reduce operating expenses while retaining key talent and maintaining our ability to invest in R&D on our 300-millimeter product set so that we're prepared for the upturn. These efforts enabled us to remove around $10 million in expenses per quarter in 2001 and preserve our cash position in Q4 and meet revenue and loss per share estimates, even in the face of declining economic conditions.

Let me turn it over Cos right now for a more detailed review of the numbers and then I'll provide a summary of the business. Cos.

COSMO TRAPANI, CHIEF FINANCIAL OFFICER, PRI AUTOMATION: Thank you, Mitch. Good afternoon, ladies and gentlemen. We'll now review Q4 and fiscal 2001 financials in more detail.

PRI Automation continued its efforts in Q4, working on the objectives of satisfying our customer requirements, preparing for the upturn by developing new products, ensuring that our production capabilities could satisfy future demands, and adjusting our spending levels to current business conditions. Mitch will talk more about new products and progress we've been making in our manufacturing capabilities.

On a cost control side, PRI has reduced its headcount by 25 percent from its peak of over 1,800 employees just three quarters ago. These employment reductions, coupled with stringent cost controls, have reduced our fixed costs by approximately $10 per quarter, thereby reducing our break-even point. The company's fourth quarter was another challenging quarter, due an unprecedented industry downturn. We in finance also had a challenges as we realigned our reporting to conform to SEC Staff Accounting Bulletin 101. We adopted SAB 101 in Q4, retroactive to the beginning of fiscal year 2001. This pronouncement only affects the revenue recognition of our automated material handling systems within the factory systems division, where there is a gap in time between shipping the system and final formal acceptance by the customer. To mitigate the affects of SAB 101 in the future, in new customer contracts, we will be negotiating acceptances on achieving milestones.

In our press release, we showed quarterly results for fiscal year '01, both under the historical shipment basis as well as the SAB 101 basis. We'll discuss the impact of this accounting change in a few minutes.

Total new orders for the quarter were $25 million, representing the lowest level of bookings since the first quarter of fiscal year 1999. Ending backlog for the quarter under the shipment basis was $71 million and under the acceptance basis that number was $141 million. Both backlog numbers have been adjusted to reflect any push outs of orders that may extend beyond 12 months. Orders in that category that we believe have a high probability of being converted into revenues totaled $10 million, for an adjusted backlog of $81 million and $151 million under the acceptance basis. You may recall that the end of Q3 backlog was reported at $139 million. Bookings in the quarter for factory systems were $13 million, $9 million for OEM and $3 million for software. Bookings by region for the quarter were 38 percent for North America, 52 percent Europe and 10 percent Asia.

Based on the traditional shipment basis, total revenues for the fourth quarter are $59.2 million, which is just shy of the guidance we provided you. Revenues declined sequentially by 21 percent, or $16 million, representing the lowest volume for the year. Revenues for factory systems were $39 million compared to last quarter's $52 million. OEM revenues were $12 million compared to $19 million, and software reported revenues of $8 million compared to last quarter's four million. Factory systems, which normally represents about 50 percent of the company's revenues, accounted for 67 percent of the fourth quarter's total. This high percentage of factory systems revenues were offset by OEM's low volume quarter that reflected only 21 percent of the company's volume, and it normally accounts for about 40 percent of the revenues. Software revenues for the quarter were 12 percent.


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The company's product revenues for the quarter were $46 million, while service revenues were $13 million, compared to last quarter's $62 million for products and $13 million for services. The revenues by geography for the quarter were 52 percent North America, 27 percent Europe and 21 percent for Asia.

For fiscal year 2001, total revenues were $320.4 million, or about seven percent higher than last year, and were driven primarily by the beginning of the year backlog in factory systems. Backlog for the company at the beginning of the year was $207 million, with 84 percent of that coming from factory systems. For the total year, revenues for factory systems were $188 million, or 59 percent, OEM revenues were $105 million, up 33 percent, and software revenues were $17 million, or eight percent. The company's product revenues for the year totaled $269 million and $51 million for services. This compares with fiscal year 2000 product revenues of $259 million and $41 million for service revenues.

The gross margin for the fourth quarter before special charges showed an improvement from the previous quarter's 17 percent to 24.3 percent, caused by favorable mix, reflecting more software revenues and lower manufacturing cost. For the year, total gross margin was the same as in the fourth quarter at 24.3 percent. The lower gross margins has indeed been the culprit for PRI for the year. As gross margins improve, driven by new product introductions, so will break even point continue to decrease, as we will see in a few minutes when we discuss the guidance for the quarter - for the first quarter.

Operating expenses for the fourth quarter were $25 million, down seven percent from the third quarter. Research and development expenses of $16 million were in line with last quarter's $15 million. SG&A totaled $9 million for the quarter, reflecting a decrease of 18 percent from the third quarter's $11 million. Operating expense decreases have been part of an ongoing systematic reduction in both personnel and expenses to align our resources to current business conditions and better efficiencies as we introduce more enhanced systems. As a matter of fact, during the fourth quarter PRI completed a major phase in introducing new sales support and manufacturing support systems within the factory systems division.

By the end of the quarter, the company's personnel headcount was 1,404, down from last quarter's 1,576, a reduction of 172 employees, or 11 percent. The company's loss for the quarter before special charges was $10.8 million, or 42 cents a share. This was in line with the estimate that we provided you in last quarter's conference call.

Revenues for the fourth quarter under SAB 101 method, or the acceptance method, was $49.1 million. Revenues were 17 percent less than the shipment basis. The gross margin was also lower than the shipment basis, thereby providing a net loss of $16.7 million before special charges, or 66 cents per share, compared to the shipment's basis of 42 cents a share. For the year, the new accounting method reflected revenues of $268.6 million and a loss of $51.9 million, or $2.05 a share before special charges. This compares to the shipment's method revenues of $320.4 million and a net loss before special charges of $33.3 million, or $1.32 per share.

Let us now review the $25 million in special charges we recorded in the quarter. Within the cost of revenue category, we have special charges that totaled $19.6 million. This consisted of reserving for estimated contract losses for $8.2 million, adjusting for our warranty provisions for $6.3 million, and adjusting our inventory reserves for excess and obsolescence for $5.1 million. Within the restructuring line item, we recorded special charges for employee severance cost of $3.4 million and facilities exit cost of $2.1 million. Taken the special charges of $25 million, we reviewed all contracts in process for potential cost over runs. We also analyzed our inventory position against future requirements and reserved for items that had more than 12 months usage. The process of taking these special charges were based on conservative assumptions.

PRI's management continues to work very diligently in conserving its cash. At the end of the quarter, our cash balance was $59 million, down from last quarter's $63 million. It should be noted that the company has recently instituted pay cuts that affect all employees who earn over $35,000 per year. These cuts range from five percent to 20 percent. In addition, the company has initiated quarterly plant shutdowns with no pay and reductions in certain fringe benefits. These items will affect our Q1 cost basis.

Our guidance for the first quarter will be based under the new revenue recognition basis of SAB 101. To ensure that you have all of the data to do your analysis, we are providing you with our estimate on new shipments. That estimate is between $46 million and $49 million. Revenue on the acceptance basis is estimated to be $50 million to


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$55 million. Gross margins are estimated to be between 27 and 29 percent.
Operating expenses should continue to decrease from the Q4 level. And earnings are estimated to be in the area of 24 to 29 cent loss per share. We anticipated that the company will be cash neutral in the quarter.

I look forward to answering your questions, and we'll turn the session back to Mitch.

TYSON: Thanks, Cos. First, I'm going to run through some highlights on the divisions. I'll discuss 300 millimeter, then the market outlook and then I'll provide an update on the proposed acquisition of PRI by Brooks Automation. Let me start with factory systems.

The market conditions of factory systems remain weak as companies postpone meaningful additions to capacity. Semi manufacturers are very cautious right now. I think that because we have very strong relationships and have a very large installed 200-millimeter base, it's a big plus in this environment. So, it enables to pick up business from existing customers as they do upgrades and expansions. Factory systems is also continuing its efforts to design products for better performance at lower manufacturing costs. Our AeroLoader 3 vehicle is an example. It costs 40 percent less to manufacture than our AeroLoader 2, and it's lighter and 25 percent faster than the AeroLoader 2. We shipped 70 of these so far and have 16 more on order.

I'm pleased to report that we continue to make significant progress on operational improvements in our factory systems division. We've been able to reduce costs by focusing on reducing inventories, improving configuration in assembly cycle times, and improving materials management. Our factory metrics are generally trending in the right direction. Our new auto configuration technology has enabled us to reduce the engineering time for stocker configurations by a factor of 10X. In addition, in Q4 we realized positive purchasing variances of over $1.6 million despite declining volumes through an aggressive cost reduction program and working closely with our suppliers. To date, we've shipped nearly 450 Turbo Stockers. We've got a lot of learning cycles and are now able to produce this product efficiently and in quantity.

In the lithography area, PRI continues to lead the bare reticle management space in Q4. We shipped nine Guardian Bare Reticle Stockers and we took orders for four more. We now have more than 50 PRI Bare Reticle Stockers in the field, 180 Reticle Stockers overall. Recently, a top U.S. semiconductor manufacturer completed a beta evaluation of our Guardian, and after intense analysis, designed PRI as their preferred provider for automated reticle management.

Reticle management is an area that some customers are interested in, despite the downturn, because it's easy to work into an existing Fab layout and it provides immediate productivity enhancements by eliminating bottlenecks in the lithography area. Many customers have selected Guardian, but are waiting until the next budget cycle or when budgets aren't frozen to purchase. All Fabs are seeing reticle inventories going up and they're hard pressed to find good solutions to store and track these reticles without taking up a lot of space in the Fab. The Guardian addresses these concerns really well.

Reticle management also plays a key role in PRI's strategy to win 300-millimeter business because it's a great way for us to get into Fabs that use our competitor's AMHS systems. We saw this in the Japanese order PRI announced in September. When the market comes back and budgets come back, we think the reticle management category will really take off, from roughly around $20 million a year today to $75 million to $100 million in 2004.

PRI's software group revenue is up to $8 million in Q4 and we continue to plow back 30 percent of that into engineering and development. We signed one new PROMIS MES customer, two new EquipeSoft deals and worked on several other projects. The environment for software is as tough as it is in factory systems. The big software projects right now are few and far between. We did introduce several new products during Q4, including our P300, our new integrated software solution for 300 millimeter Fabs. We did a two-day P300 seminar in Taiwan and drew 180 attendees. So, there's a ton of interest in our integrated solution for 300 millimeter Fabs and using the proven base of PROMIS. We also introduced several new versions of our PROMIS MES software and our Encore! Composer, both of which have been well received in the market. Interesting point on the proven nature of the PROMIS, we recently received a letter from a Taiwanese customer, who reported 100 percent up time for PROMIS during the last 12 months. If you're familiar with the way manufacturing software operates, 100 percent uptime is practically unheard of. So, it's a real testament to the proven nature and the reliability of our PROMIS platform.


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In other software news, in Q4 PRI acquired WaferState Controls, adding advanced process control software and consulting to our repertoire. WaferState's patent-pending APC software monitors process tool performance to help semiconductor manufacturers improve process yield, Fab throughput and device performance. PRI is already working on an APC software and consulting engagement for a 300 millimeter Fab in Japan.

Our OEM division continued to make progress in its new product introductions, as it saw a weakening in OEM orders. While the environment for semiconductor process manufacturers is the same or worse than for semiconductor manufacturers, PRI is OEM division managed to book approximately $10 million during the quarter, mostly 300 millimeter. Most of the activity was in atmospheric robots. But going forward, we see increased purchases of integrated front ends. We see that as increasing in terms of its percentage of our bookings. We introduced our next generation integrated front end and a new 300-millimeter load port last quarter and started shipping beta units of our new Gateway pod door opener. One of our Q4 deals was a follow-on order for more IFEs from a major Japanese tool manufacturer. Our quote activity for IFEs was up by a third over the previous quarter. And one of our proudest achievements for the quarter was winning the "2001 Supplier of the Year Award" from Varian Semiconductor.

Let me shift gears and talk about 300 millimeter in more detail. Our 300-millimeter production Fab installation in Texas is on track. We have three inter-bay loops and into floor system in six intra-bay systems operating right now. These bays are operating under unified control and moving lots from tool to tool in different bays without going into the interbay portion of the system. When we complete it next month, we'll have over three miles of track, more than 150 over Bare Reticles, over 55 stockers at fully automated reticle storage and delivery system with 12 Guardian Bare Reticle Stockers, and a complete software suite to run it. This is the only 300-millimeter AMHS project where a single supplier is providing all of these products and integration.

Our 300-millimeter strategy has been focused on developing and delivering an automation system suited for production environments. This means transport performance capable of providing short delivery times for hot lots as well as regular lots. A production environment means providing a flexible system that could be expanded and modified after initial installation without bringing the Fab down. It means providing a complete integrated solution that includes design, layout, project management services, unified transport, reticle management and the full suite of software to make it all run optimally. And it means an integrated solution that installs quickly and reliably because all the pieces were designed to work together and one supplier takes responsibility for ensuring that that happens.

Our TransFab unified AMHS system uses a single integrated hoist transport system to connect any tool with any other tool. This is the technology that the Semiconductor Industry Association roadmap calls for. Our white paper on the benefits of unified transport found that unified systems shortened delivery times by 32 percent on average over traditional segregated inter and intra-bay systems. Perhaps more importantly, it cuts delivery times by 66 percent on hot lots, which are the fab's highest priority lots and often account for more than 20 percent of the total material moved. Our study found that unified systems are more reliable, easier to implement and reduce the number of moves by two-thirds.

The key to being able to implement the unified system is the software. You have to be able to dynamically route cars over a multi-path system. We've had 15 years experience doing this with our AeroTrak transport system. Our Japanese competitors are just trying to do it for the first time.

During the last quarter, we were also awarded a patent for our dynamic traffic based routing algorithm. This algorithm enables us to route vehicles intelligently, find the fastest route and respond quickly to changes in the Fab. It's what allows us to reroute a lot after it starts towards its destination. It's one of the key enablers for our unified AMHS system. You can't do unified effectively without it, and now we have a patent to protect it.

Just to demonstrate the power of software in solving internal movement challenges, I'd like to mention a recent example where a customer needed to rapidly increase the move rate of one of our AMHS systems that we installed a few years earlier. There was no space to add more lines of transport or storage. We were able to increase system throughput by 50 percent by modifying the software that manages the wafer flow and by making a few modifications in the AeroTrak layout. We did this while the Fab was running at full tilt. Production was not


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disrupted. Our competition cannot do anything like this. They don't have the software or the transport flexibility to do it.

The other critical software in the 300-millimeter Fab is scheduling. Customers that are looking to scale up 300-millimeter pilots are realizing that scheduling is essential. There's no other way to manage all the decisions that are required in a fully automated Fab. We have the only product that can schedule a semiconductor Fab. And our scheduler can reschedule in real time, meaning that it only takes us three minutes to create a new schedule that takes into account any of the changes in tool availability, process changes, hot lot priority or product mix.

We just completed a study that we presented at the ISSM meeting in October comparing our scheduler with the traditional rules-based dispatch. We found that the scheduler reduced set up times by 50 percent by anticipating lot traffic and by intelligently batching wafers. It moved hot lots 10 percent faster at a 15 percent better move rate and 11 percent shorter cycle times. If we could achieve a tenth of these results in a real Fab, they would have tremendous economic value.

We believe that we have the best solution to address the challenges of 300 millimeter Fab logistics. It is true that we have missed the number of pilot projects. But those projects did not value flexibility, software and short delivery times for hot lots. They were pilots that stressed individual component proof of concept and occurred at a time that our factory was full of 200-millimeter orders last year. We believe that we can recapture our market position in 300 millimeter. Customers are looking for production scale systems that address hot lots and have the shortest delivery times. Customers want a flexible solution that they can modify when Fab requirements change. Customers want to buy an integrated solution from one company and they want to buy from a company that has experience integrating AMHS, material control software, reticle management and can provide Fab planning, layout and project management services on a large scale, just as we're doing in Texas. Today, we're the only company with that kind of experience.

That's what we believe. But to prove it, we need to win some 300-millimeter orders. However, while the number of 300-millimeter projects being planned hasn't changed, the number that will order over the next year did diminish significantly due to the downturn. We're currently focusing on five projects that we think might be launched by mid next year. We think we're in the lead on three and are competitive in the other two. We're also talking to five of eight other customers who've chosen our competitors systems for their initial pilots. Their interest in us indicates that we're discovering - that they are discovering the limitations of our competitor's capabilities and demonstrating their willingness to change in the future. Additionally, we have been selected as the vendor of choice for reticle storage in a Fab that chose a competitor for the wafer system, and were chosen for the MES in another 300 millimeter Fab that did not choose us for AMHS as well.

We don't know when these companies will place orders for their 300 millimeters Fabs, but we believe that they are likely to make an automation partner selection well before they place orders. We believe that PRI is better positioned than ever to win these selections and we will publicly announce any selections in order to give you confidence that PRI can regain market position in 300 millimeter when the upturn comes.

Shifting gears to market conditions, they're clearly lousy. And you've heard all of our peer companies describe the market ad nauseum. Capital spending is way down, the business outlook is poor, and I'll spare you repetition of that. But I would like to share some observations.

I think that the key to semiconductor equipment and the semiconductor markets is really the global economy. When the economy recovers, consumers and businesses are going to be buying lots of stuff. And a lot what they will buy will be technology and a lot of it will be next-generation products. The key to the global economy is the U.S. economy and the U.S. consumer. We will have to see when lower interest rates and the fiscal stimulus, if congress acts soon, kicks in and, most importantly, when we as consumers have enough confidence to start buying again. New technologies and killer apps I don't think are going to make us shoppers. People are reluctant to spend no matter what new toys dangle in front of us. Lower costs won't do it either. Price reductions and shifts, which traditionally increase demand, are not resulting in increased demand in this environment. Emerging markets are not emerging. We have to feel better about our nation's security, our economic outlook and our own personal security before we're going to start spending.


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Semiconductor manufacturers have no apparent need to invest in capacity when Fab utilization rates are as low as they are. Inventories are still high and their financial resources are limited. In the short run, it is entirely understandable why chip sales last month were $10 billion and cap spending was only $600 million, a very low ratio historically. However, the installed capacity out there is getting obsolete and demand, when it returns, will be the strongest for leading edge capacity. Those companies able to invest in technology and 300 millimeter capability will be stronger in the next upturn. Those that wait will end up bringing their next Fabs on line during the next slowdown. The conditions that will lead to increased capital spending probably won't happen until late
'02 or early '03. Until then, we need to get ready.

The semiconductor equipment industry and the semiconductor industry and the computer and telecommunications and other technology industries aren't taking the time off. Technology advance hasn't stopped. Our customers and their customers are continuing to design and develop the e-society, the mutual consumer age, the ubiquitous network, pervasive computing, whatever you want to call it. And there are no shortages of different descriptions of the future.

The next big wave of chip demand will be driven by applications for high-performance, small-size, low-power and low-cost applications. And whether they're in 2.5-G or 3-G phones, home gateways, some incredible new automotive electronic systems and a tremendous array of networks with access points nearly everywhere. That - those are the kinds of chips that are going to be in demand.

I spent a lot of time last week at the International Trade Partners Conference and Industry Executive Forum. And I came away with the clear impression that the industry continues to believe in itself and is using this time to design products for the future.

When the markets return, the semiconductor industry is going to have to rely more than ever on advances in lithography, process technology and new materials, larger wafers and what I would call factory physics. By this, I mean, the flow of information and materials through the fab. We are more convinced than ever that intelligent factory design, intelligent information processing and decision making, intelligent material management and logistics can keep enforcing Moore's law.

Lithography, materials and processes are getting harder and harder to achieve as we reach the limitations of CMOS technology. The improvements in fab operations will get easier as we continue to develop the hardware and software tools, the integrated solutions and the experience in making it work.

Our vision at PRI has been to create a company able to deliver on that promise. If you run the fab better, you get shorter cycle times. If you can run the fab better, you can increase throughput. If you can shorten cycle times and you increase throughput, you can make more money and be more competitive. And that's our value proposition.

Last month, we made an announcement that we would merge with Brooks Automation to create what I think will be the perfect company to address this market opportunity. Both companies were headed there. Together, we will get there faster.

The feedback from investors, employees and customers has been overwhelmingly positive. And just about everyone I've talked to agrees that this deal makes a lot of sense and that Brooks-PRI is positioned to be the number one automation company.

Since October 24th acquisition announcement, the two companies have been working on legal filings. We submitted our HSR filings last week. We're currently in the 30-day waiting period. We don't anticipate any regulatory issues. Our attorneys are also preparing our appropriate filings with SEC and its Canadian equivalent because PRI is trading on the Toronto Stock Exchange, as well. The final step is shareholder votes for both companies. Afterwards, the transaction becomes complete. And we anticipate that the deal will close in late February or early March.

Well, that's the end of our prepared remarks. Operator, why don't we start the question period. Thank you.


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Operator: Thank you. If you have a question at this time, please press the one key on your touch-tone telephone. If you question has been answered or you wish to remove yourself from the queue, please press the pound key. Once again, if you do have a question, please press the number one. One moment for questions, please.

Our first question is from Frederick Wolf, of Adams Harkness & Hill.

FREDERICK WOLF, ADAMS HARKNESS & HILL: Yeah. Cos, can you explain that $10 million backlog adjustment? I didn't quite understand that. And secondly, you mentioned a backlog adjustment and POC allowance, which I thought was unchanged by SAB 101. Can you explain, you know, which products are on, you know, the SAB 101? Is anything - you know, and why there was a change?

COS TRAPANI, VP/CFO, PRI AUTOMATION: Sure, Fred. Fred, the $10 million for orders that extend beyond 12 months, it is our practice, our policy in general to only reflect in our backlog items that will ship in the ensuing 12 months. And some of the customers have pushed back their orders in-house to be on that 12-month period.

We've based our analysis on that information, we believe that there's about $10 million in orders that gets extended beyond 12 months that have a very high probability of being shipped. So that's the reason for that - I quoted that 71 and $81 million in backlog, based upon the shipment method and the 141 versus the 151 under the new SAB method.

Relative to products that are affected under the acceptance method, the only products - it does not affect software, does not affect OEM. It only affects factory systems and it only affects the material handling systems. And the reason for that is that there is a long lead-time between a factory installation and acceptance. So it could be in the form of months.

And because of that, until we get a piece of paper from the customer certifying that they have formally accepted it from a SAB 101 point of view, we cannot claim it as revenue.

WOLF: OK. Also, just a detail. On the balance sheet, what - there's a number there which include deferred revenues and customer, I guess, down payments. How much of that is deferred revenues?

TRAPANI: It's about $52 million, Fred, I believe. That's what's on the balance sheet.

WOLF: But how much of that is deferred revenues versus customers' down payments?

TRAPANI: Hold on a second. The - let's see. The deferred revenues is about $40 million of that. And the - and the down payment - and it's really not a down payment but it's payments made on products that have been delivered but not formally accepted. It's about $30 million.

WOLF: OK. Great. Thank you.

OPERATOR: Our next question is from Jim Covello of Goldman Sachs & Company.

JIM COVELLO, GOLDMAN SACHS & COMPANY: Good morning. Thanks very much. A couple quick questions. And I know the first one's a tough one. Mitch, if you had to make some kind of estimate on the total number of 300 millimeter fabs that will be built over the course of the next cycle, has that number changed at all and what's your best guess on what that number would be?

And the second question would be what are the biggest integration issues once the legal issues of the - of the Brooks deal is worked out and in terms of management integration issues or technology integration issues? And I would assume that the management integration issues would be more significant. Thanks a lot.

MITCH TYSON, PRESIDENT/CEO, PRI AUTOMATION: Sure. Thanks, Jim.

Regarding 300 millimeter fabs, we were tracking around 40 to 45 300 millimeter projects. And those - that number really hasn't changed significantly. A few companies have - certainly a lot of them have been postponed. I might


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


argue that there are maybe a handful where people have just folded and said they're going to take them off their planning horizon. A couple of other companies have put some on the planning horizon. So there are 45 that the industry is planning on building.

Now, if you're asking me to guess how many of those actually will be built, that's a different question. And my guess would probably be - and again, it's just an instinct, is that probably in the next cycle, before we get another downturn that maybe 30 of those will go, depending on how long the next cycle is.

But I think that customers are going to see, the industry is going to see that they're going to need 300 millimeter to gain a lot of the efficiencies in the next generation technology that's required to be competitive. It may result in fewer players in the semiconductor industry. And I guess it suggests that there may be an industry business model change, as only the larger companies are able to sustain the investments in R&D and infrastructure. So it may be harder for the small companies to do that or they may have to work together in joint ventures.

Regarding the integration, you know, and we've looked at it in quite some detail, we don't see any major barriers in the integration. It's just a question of basic blocking and tackling and working through the areas where there is overlap or areas where there are synergies.

Again, both companies have the same vision. And it's a question of taking the pieces - the two companies are extremely complementary, given the fact that we're both focused on semiconductor automation fields. So it's pretty clear in each of the product areas which company has the strongest infrastructure. And look - it's a matter of looking at the product set and looking at how the best way to integrate that and integrate those capabilities.

So, at this point, we just think it's a question of working through the issues. And between now and the beginning of March, we anticipate being able to do that.

COVELLO: OK. Thanks very much.

TYSON: Thank you, Jim.

OPERATOR: Our next question is from Suresh Balaraman, of Robertson Stephens.

SURESH BALARAMAN, ROBERTSON STEPHENS: Yeah. Hi, Mitch and Cos. In terms of the 300 millimeter fabs you're tracking, could you tell us how many that we can expect over the next couple of years or so? And also, has there been a significant change in terms of push outs, in the past few weeks, after the quarter closed?

TYSON: OK. With regard to the number of products we're tracking, you know, there still are, you know, dozens that people have out there. We'd like - I told you that I'd emphasize five projects that I think have a good chance of launching by mid next year. Certainly, the pace, the amount of resources that those customers are devoting to it and, at least, the theoretical timeframe for them suggests that.

There are a lot more projects if I want to extend the window out for 18 months. That's the middle of 2003. You know, that number goes up into the - well into the 20s for companies that would launch those projects in that - in that timeframe.

I forgot the other part of your question...

BALARAMAN: Yeah. In the past few weeks, I know there were some cancellations that you talked about after the September 11th incident.

TYSON: Right.

BALARAMAN: But has there been any significant shift? We heard that some people have started placing those orders back after - in the past few weeks. And have you seen any such effect?

TYSON: I think we've seen a more normal - I think it was particularly bad during the last two weeks of September. And that's when customers rally came to grips with - hey, let's adjust these schedules. And maybe they were looking to let some of the suppliers off the hook in terms of stringing us along. So I think we saw projects being pushed out and cancellations in the last part of September.

During October and the first half of November, we haven't seen it, haven't seen continued cancellations. I don't know whether I'd call them pull ins, but certainly, that the pace of activities with customers has bee maintained during these last six weeks.

BALARAMAN: And can you give us a sense of how your software orders - I mean, how you are bidding for your software orders after the acquisition has been announced? Are you guys competing with Brooks on that?

TYSON: Until the two companies are combined, we're obligated by law to continue to operate our business separately and to compete where we have products that can compete. So we are continuing to compete in certain areas.

BALARAMAN: OK. Great. Thank you.

TYSON: You're welcome.

OPERATOR: Our next question is from Timothy Arcuri of Deutsche Bank.

TIMOTHY ARCURI, DEUTSCHE BANK: Hi, guys. This might be a little bit difficult to answer. But, Mitch, can you - can you somehow get at what the situation would be at your - at your big customer in Texas, what that would be if you, kind of, fast-forwarded one year? And if we assume that the - that the deal with Brooks goes through, what would they bring to the table that would help you at that particular customer site?

TYSON: I don't know what it brings us in terms of - I mean, that project is so far along. At that point, a year from now, we're in a support mode with that customer.

ARCURI: OK. But I guess - I guess if you - OK. Let's take - let's take customer X or customer Y. But if you build a - or if you - if you're bidding for a similar project like that - like that project down in Texas, what would - what would Brooks bring you that would enable you to, you know, win more of that business or to win it at a better price, et cetera?

TYSON: Well, I think it's - you basically have a much larger supplier, with a much bigger footprint in the industry, with a more comprehensive product line, greater resources, a much stronger position on both sides of the interface to the tools. I think it gives us a much stronger position on the tool side. We have a lot of complementary software products in terms of looking at best of breed between our pieces and their pieces.

So I think we've got stronger software. I think we have a stronger OEM offering. I think the - we also have complementary factory products in terms of AMHS and their sorter products. So I think that the product lines - we have a more comprehensive product offering. And we have a larger company, better able to provide the support that I think will be required when basically a company does place a large order, I think we're in a position to bid on orders of - order of magnitude of $100 million. And I think you need to be a major company with significant size in order to be able to make those kinds of bids.

ARCURI: OK. I guess...

TYSON: I just think it's a more - I think it's a more compelling story. A Brooks-PRI company is just a more compelling value proposition for a customer.

ARCURI: Certainly. Certainly. I guess - I guess, on that front, you know, several quarters ago, you were talking about some ASP pressures in the AMHS business. And you were talking about, you know, possibly walking away from some of those orders because they were at a price that wasn't interesting to you. Are you still taking that policy?

TYSON: As a policy, yes. We won't take orders that we can't make money at. But I think what's surprising to me, we have found relatively little ASP pressure during this downturn. Customers clearly look at the price. But I think we have a very compelling technology advantage. And the orders that we've been able to go after, we've been able to get pretty good margins on. But yeah, the policy is the same. I don't think it makes sense for a company to buy market share and lose money.

ARCURI: OK. And I guess - and I guess one more quick one for you. Can you give any type of order guidance? I know - I know it's difficult in this atmosphere. But...

TYSON: Well, we had 25 million in new bookings just this quarter. At least from what I can tell, it should be higher this quarter. But as you point out, it's really tough to give order guidance in this kind of an environment.

ARCURI: OK. Great. Thanks a lot, guys.

TYSON: OK.

OPERATOR: Our next question is from Steven Pelayo of Morgan Stanley.

STEVEN PELAYO, MORGAN STANLEY: Great. A couple of questions regarding your backlog. Cos, can you give us a breakout of the percentage from factory systems, OEM and software? And then, maybe if you could, talk a little bit about the SAB 101 backlog and how it was shipped - how it would roll out in the shipments.

TRAPANI: Yes. When it comes to the backlog, Steve, the majority of the backlog has always and continues to be primarily in factory systems. And right now, let me just see what we have.

PELAYO: Is it greater than 100 million under SAB?

TYSON: It's over 100 million in SAB.

TRAPANI: Yeah. Under SAB, it's $151 million.

PELAYO: Yeah. I mean the factory systems portion.

TRAPANI: Yes. It certainly would be over $100 million. Under the shipment method right now, our backlog by division is about 70 percent factory systems. That's under the shipment method. So under the $81 million in backlog, shipment method, about 70 percent of that is packaged systems and 10 percent of that is OEM. And software is about 20 percent.

TYSON: Yeah. Roughly, half of our business now is turns business. So the backlog is still important in the factory systems area but not very important in the rest of our business.

And we're also taking steps to shorten our cycle time. So, for instance, our Guardian, which we think is going to be a major source of revenue growth next year, our target is cycle time, you know, to be able to deliver them within six weeks. So that'll come in right where our OEM division is in terms of that kind of turnaround, in which case, we want to basically have no significant backlog in Guardian products.

We're also taking steps to shorten the cycle time in AMHS systems and get them down to the four to five-month range, as well. So there'll still be a backlog there but it will be also less significant than it has in the past.

PELAYO: So we should assume your guidance, on a shipment basis, 46 to 49 million. And roughly, 20 to 25 percent of it is still turns business, the OEM portion...

TYSON: Probably, that's not a bad percentage. Yeah.

PELAYO: OK. And then, looking at the five projects that you're tracking, you talked about launching mid next year. What does that mean in terms of a decision if you get the business and when it's booked and then, when it's shipped?

TYSON: Well, what I'm referring to there is I think that we may see selections in calendar Q1. And then, again, it's - each individual company is a different circumstance. But we may see orders, bookings, middle of next year and deliveries in first half of '03. That's lumping five customers, each with its own timeframe. But, on average, I would say that that's roughly what we're looking at in there.

PELAYO: OK. Great. Thanks, guys.

TYSON: Sure.

OPERATOR: Once again, if you do have a question, please press the number one on your touch-tone telephone.

One moment for questions, please.

Our next question is from Edward White of Lehman Brothers.

EDWARD WHITE, LEHMAN BROTHERS: Hi. Mitch, a two-part question. First, you talked about the economic value of the AMHS systems. If you were to look at it on an overall basis, relative to your competitors, do you have a feeling for, you know, how much - how much more productivity you can get if you were to implement your automated material handling system, you know, in a production fab versus some of the initial systems that your competitors have put into the pilot lines, you know, what sort of the relative economic merit would be?

TYSON: Well, you know, it's a little bit hard, you know, if you isolate just AMHS . And I gave you some examples of AMHS benefits, where we can provide delivery times that are 30 percent better on average and for hot lots almost 66 percent better on average. You can do that and you can reduce the equipment set required to support that kind of move rates and cut back significantly, as well. So - you know, but trying to figure out an economic proposition for an individual customer goes beyond providing those data about our AMHS.

To translate into an economic proposition for the customer, it really depends on a lot of assumptions as to what kind of chips are they making, how many are they making, what the value of those chips are and what their cost structures are. They're really basically saying it's a billion dollar fab and I think they can save, you know, an extra $50 million per year with us.

We estimated, when we add up all of the qualities of the products we provide, the hardware and the software and the ability to guarantee the tool interfaces and we think intelligent automation can improve the economics of a fab by 10 percent compared to our competitors. It's a soft number. But as I indicated, our unified system has advantages. Our scheduling system, we've also studied that and find significant advantages. That alone can increase the throughput by 15 percent.

So we think that, overall, we've got a lot of things going. And we are continuing. We have a group that's doing modeling and is looking across our product lines to look at how we can impact that.

We also have a group working with a number of universities in the country in a consortia, utilizing research at universities in factory productivity, particularly in our industries, redoing those models and looking at semiconductor fabs. We have some initial information on that.

And we were redirecting some of the research to answer some of these questions to figure out how do you run these fabs more economically and what automation tools or hardware and software are required to get the biggest bang for the buck in doing it? But in terms of the specific number of specific fab, there we still have yet to make the assumptions on the economics of that particular fab.

WHITE: OK. Follow-on to that. Are there any changes that you see, you know, at the 300 millimeter level in terms of the basic factory layout, just for the structure of how things are going to be laid out which can affect

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the automation proposition and perhaps favor some of the work you guys have done in terms of going in and doing the consulting on how to lay the fab out and how to automate?

TYSON: Well, I think that's still coming out. I mean, I'll give you one example. And that's the Metroliner (product approach that we announced over the summer at Semicon West with KLA, the ability to link in situ inspection with centralized inspection and the ability to put centralized inspection anywhere in the fab and use our unified system to rapidly move the wafers to it. And that way, you don't have to have, you know, have the central metrology spread. You can do it in a concentrated manner.

But in some respects, the flexibility of our unified solution gives the customer a tremendous latitude to put his tools where where they work best for him and not try to accommodate the transport. Our ability to go between floors is also an added advantage. So customers could do stacked fabs. We've helped facilitate that. But I think the other aspect of it is these fabs are constantly changing. When they're introducing new technologies, new geometries, new materials, copper, where they want to keep isolation in some sections of the fab, all of those changes require flexibility.

And our system is by far, compared to our competitors', vastly more flexible to handle all that. So I think it allows us to work with customers. And every customer's got different constraints. And we are in a position to accommodate them. I know that we've talked to some of these customers and they go through with us the constraints they've had to deal with in dealing with our competitors' systems. They are incredibly relieved and glad to work with our system because we can modify and make our system work with theirs. Our turning radiuses are much shorter. And we can accommodate a lot of those surprises.

But just on a practical element when you're installing, we often find that the drawings that we get for the fabs sometimes isn't exactly the way the fab is built. So in one of our installations, we discovered as we were installing that an access door to a stepper was in a location that hadn't been anticipated. And it went exactly where our track was. And so, we needed to make an extra loop around the access door location.

Had that been our competitor, our customer said it would have meant a six-week delay because they would have had to redesign and remanufacture the track to go around that obstruction. We were able to just get a couple more curves and straights and some hangers and we were able to accommodate it in half the day. We had that system looped around where the access door would open.

It looks kind of strange because there's nothing there most of the time. The door's only open when the stepper is being accessed. But that kind of flexibility is so valuable to customers. And it's a real big advantage.

WHITE: Finally, I know you've done a lot of work in, you know, trying to bring the cost structure down in factory systems. And you talked about that a little bit. Can you talk about that further, how far along you think you are on that program of, you know, really bringing down the - sort of, the long-term manufacturing cost structure and factory systems?

TYSON: Well, we've made a lot of progress. We worked a lot with our suppliers. And even in an environment where we're buying very little product from them, they've been very flexible in working with us. We've got a whole bunch of new suppliers, and particularly outsource opportunities, where suppliers are building full subassemblies for us. We've also been exploring the opportunities to have some of our outsource partners build whole products for us. And that has a lot of potential.

Certainly, in terms of our turbostocker design, we've made a lot of progress in getting the cost out of that, as well. And as you also mentioned, we've also been consolidating our suppliers.

We've also made a lot of progress in consolidating our facilities. You know we've had this chronic problem of being in five facilities, then four, then three and two. And I think we're right now, almost entirely in one facility. And the need for that facility has also diminished in the sense that we are doing a lot more outsourcing.

Additionally, as we mentioned in our press release in September, we are working on next generation products that have significantly better performance and also lower cost structures.

So we're really working in several paths, in product design, product redesign, outsourcing, facility consolidation. And we're pleased with the progress. Of course, you can't see the benefits of that progress until there's some decent volume. But we'll be ready when it's there.

WHITE: Great. Thank you.

OPERATOR: Our next question is from Mitch O'Brien of CIBC World Markets.

MITCH O'BRIEN, CIBC WORLD MARKETS: Hi. This is Mitch O'Brien for Ali Irani. I just had two questions. Could you comment on the pricing environment relative to your Japanese competitors and give some color on the break-even rate?

TYSON: Regarding the pricing environment, we still are able to command the higher price. Customers understand that there are benefits of working with us, both in terms of the flexibility of our product. Also, our ability to provide reticle storage and AMHS is also seen as a significant advantage. And there's a lot of cost savings associated with applying our flexible design. So we're frequently able to put a package together that the competition can't hit. So we've seen that the ASPs have been relatively stable.

In terms of the other point, I'll toss it over to Cos.

TRAPANI: Mitch, regarding the break-even point, I think if you were to take a look at between Q4 and Q1, you'll see that our gross margin has gone from 24.3 percent to about 27 to 29 percent.

In addition to that, we also have operating expenses in Q4 which were about $25 million. And that number is coming down. That's coming down for a number of reasons. Number one is that we had a couple of layoffs and we also had instituted cost reduction programs in the first quarter of this year. So that number will be less than the $25 million.

So if you were to take that fixed cost of, let's say just over $20 million and divide it by a gross margin, you'll see that you can come up with a break-even point that's much better than it would be in the fourth quarter. I think the math is fairly simple for you to do that.

TYSON: Just to add some color to that, we implemented an additional headcount reduction in October. We've also implemented, in the middle of November, a pay reduction. We have continued our furlough schedule of one week per quarter and have also adjusted a number of benefits, as well. So we've taken a number of additional cost reduction steps in the middle of this quarter. Some of it will hit the expenses this quarter and the rest of it will all have its full impact during our fiscal Q2.

O'BRIEN: OK. Thank you very much.

TYSON: Thank you.

OPERATOR: Our next question is from Noah Freeman of Brookside Capital.

NOAH FREEMAN, BROOKSIDE CAPITAL: I'm sorry. My question's been answered. Thank you.

OPERATOR: Our next question is from Ben Pang, of Banc of America Securities.

BEN PANG, BANK OF AMERICA SECURITIES: Hi, Mitch. And I got a couple of questions here.

TYSON: OK.

PANG: On the 300 millimeter project, for companies that already have a fab, you know, pilot or, you know, a full production that you guys are not in, what's the trend toward copy exactly or how do you guys compete for the business?

And the follow on is on the five projects that you - the five near-term projects that you mentioned that you leading in three of them, what are the metrics that you are using or how do you determine that you're actually, you know, the leading possibility for 3? Thanks a lot.

TYSON: In terms of how we measure that we're leading it, the nature of the discussions we've had with the customer. And we can look and see the drawings they have with the fab and we can see whose system is laid in as they do the fab layout. We can also ask the customer, how are we ranking? How are we comparing with our competitors? And they tell us that, as well. So it's possible when working closely with these customers and these are customers that have worked very closely with us in the past, that we can determine where we stand.

With regard to the customers that have done pilots with other people, you know, copy exactly has been used in the industry. But even the company that pioneered that and refined it to a fine art, Intel, they've also modified that. And you have to adopt a solution that's going to work.

The difference between a pilot environment and a production environment is very significant. And if you've discovered that there are significant limitations in the company that you've chosen for pilot, you can decide to continue to work with them. But you now know what your limitations are. Or you can switch to a company that's got a much more significant capability in the area that has experience in production.

You know, when the companies are selected for pilots, those customers want to say hey look, can you move a lot from one tool to another tool? That's the proof of concept on the component. The issues of well, you know, do you have software to make it all work as a factory was much less significant. You know, people look at a prototype of material control software and they say well, that's easy. It just makes the cars go around.

Well, it is far from that. And our 15 years experience in doing MCS has certainly taught us the complexities of it and also how to make that stuff really work well. And some of the customers are saying hey, look. You know, can you sell us just the MCS system? Because your competition is really floundering in terms of their ability to get the software to work properly.

Our experience working with MES, our MES as well as other people's MES, gives us a big advantage in understanding how you bring these fabs up.

So I think it's a question of companies looking at, you know, what they've got and what's out there in the marketplace. And no one's going to restrict themselves to just copy exactly what they've adopted in the pilot, which was a decision made over a year ago. They know a lot more about 300 millimeter. They know a lot more about the challenges of production. And they're looking for companies that can know what a hot lot is, can deliver the hot lot in the right time, know that the fabs are always changing and that you need to be able to modify the track layout and modify the stocker locations.

And also - they also know a lot more about the hassles of dealing with multiple suppliers for their different pieces. And a lot of these companies, you talk to the fab managers and you ask them, they want an integrated solution. They want to deal with fewer suppliers, bigger suppliers. They all know how the pieces come together, how they fit and can guarantee that they'll work when they come to the fab.

You know, a lot of the economic studies have shown that delays in fabs coming up are a significant source of economic losses. But if you can get a fab to come up faster, you can get - your time to money is much shorter and you're much more profitable for that factory.

A key element of that is being able to pull together the automation faster and the ability to have pre-configured and pre-integrated software and hardware pieces is a big part of that. And so, we've seen and we've had conversations with these customers. And they share with us the limitations of our competitors. They share with us the things about our system that they find attractive. Is everyone going to switch? Of course not. But we believe that the conversations we've had suggests that they are open to looking at our system and evaluating it and giving us a shot at the next fab project.


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


PANG: I have one follow on, on the Texas project. I think you mentioned that there is no - basically, there's no intra-bay transport system now. Right? Is that correct?

TYSON: No. There is both an intra and inter-bay system there.

PANG: OK.

TYSON: That's what we call a hybrid system. It has a segregated element to it. But it also has a unified element. We're right now, running three bays as one bay, moving material to the tool between three bays without going through the inter-bay system.

PANG: Thanks a lot, Mitch.

TYSON: OK.

OPERATOR: Our next question is from Steven Pelayo of Morgan Stanley.

PELAYO: Mitch, just a quick follow up here. What percent of your backlog currently is carrying 300 millimeter revenues in there?

TYSON: You know, I was prepared for questions like that. I wasn't prepared for the question in backlog. But in Q4, roughly a third of our revenue was 300 millimeter.

PELAYO: OK.

TYSON: And around a third of the bookings was 300 millimeter, as well.

PELAYO: OK. And then, your comment about tracking the five projects and orders, kind of, in fiscal '02 and then, delivering fiscal '03, your fiscal '02 revenues for 300 millimeter, is there a chance that, you know, OEM 300 millimeter revenues would be higher than factory systems then?

TYSON: In 300 millimeter? It's possible. But remember, I indicated - you know, I'm talking about five projects. Some of those projects may come earlier. And some of those projects do involve a purchase of some smaller subsets of equipment ahead of that schedule.

PELAYO: OK. So that falls into fiscal '02 then.

TYSON: Correct. So I was referring to the main fab coming up. But the indications are several of those customers would look to receive equipment earlier, more in the - our fiscal Q2, Q3 timeframe.

PELAYO: OK. I just wanted to make sure there wasn't a whole year of an air pocket there for...

TYSON: No. There was not a year air pocket in factory systems. That's right.

PELAYO: Great. Thanks, Mitch.

TYSON: Sure.

OPERATOR: Our next question is from Ozgur Demiral of Brencourt.

OZGUR DEMIRAL, BRENCOURT: I don't have a question. Sorry.

OPERATOR: Sir, did you have a question?

DEMIRAL: No, I don't.


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OPERATOR: Sir, this concludes the question-and-answer session. And I'd like to turn the program back to you.

TYSON: Thanks very much, operator. And thanks, everybody, for participating. We appreciate the opportunity to update you on the PRI story and describe what we see in the marketplace. And we look forward to talking to you in January. Hopefully, we'll see better market conditions and maybe the early signs of the recovery. Thanks very much.

OPERATOR: Ladies and gentlemen, this concludes today's conference. Thank you for your participation. You may disconnect at this time. Have a good day.

END






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